                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                   -----------

                                  H.T.E., Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    403926108
                  ---------------------------------------------
                                 (CUSIP Number)


 John Sterling, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 8, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or
Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 403926108                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tyler Technologies, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7       SOLE VOTING POWER
     NUMBER OF                     5,618,952
      SHARES               -----------------------------------------------------
   BENEFICIALLY            8       SHARED VOTING POWER
     OWNED BY                      -0-
       EACH                -----------------------------------------------------
     REPORTING             9       SOLE DISPOSITIVE POWER
      PERSON                       5,618,952
       WITH                -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,618,952
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 403926108                                                  Page 3 of 4

Item 1.  Security and Issuer.

         This Schedule 13D (this "Filing") relates to the Common Stock, $0.01 par value ("HTE Common Stock"), and voting and other contractual rights relating thereto, of H.T.E., Inc., a Florida corporation (the "Company"), which has its principal executive offices located at 1000 Business Center Drive, Lake Mary, Florida 32746. The purpose of this Filing is to reflect the beneficial ownership of HTE Common Stock by Tyler Technologies, Inc., a Delaware corporation.

Item 2.  Identity and Background.

         (a)      Tyler Technologies, Inc. ("Tyler")
         (b)      2800 West Mockingbird Lane, Dallas, Texas 75235
         (c) Tyler is a leading consolidator and provider of document and information management outsourcing and other services to county, municipal and local governments. Tyler provides data warehousing, electronic document management systems and services, information management outsourcing services, property records database information services, software systems and other professional services for local governments, as well as title record and other governmental database information and services to commercial customers.
         (d) Tyler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Tyler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On November 8, 1999, Tyler exercised its option to purchase 588,688 shares of HTE Common Stock from Dennis Harward ("DH") in exchange for 294,344 shares of Tyler Common Stock and 380,264 shares of HTE Common Stock from Jack Harward ("JH") in exchange for 190,132 shares of Tyler Common Stock. However, as of December 8, 1999, the exchange had not been completed.

         On August 17, 1999, Tyler entered into a stock purchase agreement with DH and JH (the "Purchase Agreement"). Under the Purchase Agreement, DH sold to Tyler 2,825,110 shares of HTE Common Stock in exchange for 1,412,555 shares of Tyler Technologies, Inc. common stock, $0.01 par value per share ("Tyler Common Stock"), and JH sold to Tyler 1,824,890 shares of HTE Common Stock in exchange for 912,445 shares of Tyler Common Stock.

         Under the Purchase Agreement and effective until March 31, 2000, the parties agreed to put and call options on other shares of HTE Common Stock owned by DH and JH. Pursuant to these options, DH has the right and option to put to Tyler and Tyler has the right to call from DH an additional 588,688 shares of HTE Common Stock in exchange for 294,344 shares of Tyler Common Stock, and JH has the right and option to put to Tyler and Tyler has the right to call from JH an additional 380,264 shares of HTE Common Stock in exchange for 190,132 shares of Tyler Common Stock.

Item 4.  Purpose of Transaction.

         On December 8, 1999, Tyler submitted shareholder proposals to the Company for inclusion in the Company's proxy materials for the solicitation of proxies in connection with the next annual meeting of the Company's shareholders. These proposals included amendments to the Articles of Incorporation of the Company, which would allow shareholders to fix the number of directors, fix the number of directors at nine, eliminate the classified Board of Directors, and allow shareholders to fill vacancies in the Board of Directors. The proposals also included the removal of the current Board of Directors and submitted a slate of nine nominees for election as directors to fill expiring terms and vacancies created by the removal of directors and the increase in the number of directors to nine.

         Tyler reserves the right to acquire, or cause to be acquired, additional securities of HTE, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or

CUSIP NO. 403926108                                                  Page 4 of 4

proposals regarding HTE or any of its securities, to the extent deemed advisable by Tyler.

Item 5.  Interest in Securities of the Issuer.

         (a) Tyler is deemed to beneficially own 5,618,952 shares of HTE Common Stock. Of those shares deemed to be beneficially owned by Tyler, all shares were purchased with shares of Tyler Common Stock.

         The percentage calculations are based upon 17,399,442 shares of HTE Common Stock outstanding on November 5, 1999, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed November 15, 1999.

         (b) Tyler may be deemed to have sole voting and dispositive power over 5,618,952 shares of HTE Common Stock.

         (c) See Items 3 above.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1.1 Shareholder Proposals of Tyler Technologies, Inc. submitted to HTE, Inc.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  TYLER TECHNOLOGIES, INC.

December 13, 1999                                 /s/ John Yeaman
                                                  ------------------------------
                                                  By:  John Yeaman, President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
 1.1         Shareholder Proposals of Tyler Technologies, Inc. submitted to
             HTE, Inc.

EXHIBIT 1.1

                              SHAREHOLDER PROPOSALS

PROPOSAL ONE - AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO ALLOW SHAREHOLDERS TO FIX THE NUMBER OF DIRECTORS; FIXING THE NUMBER OF DIRECTORS AT NINE

         Tyler Technologies, Inc. and Sam Bain, shareholders of the Company (the "Proposing Shareholders") propose that the Company's Articles of Incorporation be amended to reserve to the Company's shareholders the right to fix the number of directors, and to fix the number of directors at 9. Specifically, the Proposing Shareholders propose that the shareholders vote to approve and adopt the following resolution:

         "RESOLVED that Article VI, Section A of the Company's Articles of Incorporation be amended to read in its entirety as follows:

                  The Corporation's Board shall consist of not less than three
                  (3) nor more than nine (9) members, with the exact number to be fixed from time to time by action of the Corporation's shareholders, but which number shall be fixed at nine (9) until decreased by action of the shareholders."

         This proposal, if approved by the Company's shareholders, would increase the number of members on the Board of Directors from six (6) (or such other number as has been or may be fixed from time to time by the Board of Directors) to nine (9). Pursuant to Proposal Five below, the Proposing Shareholders have proposed nine (9) nominees to fill such number of directorships.

PROPOSAL TWO - AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO ELIMINATE THE CLASSIFIED BOARD OF DIRECTORS

         The Proposing Shareholders propose that the Company's Articles of Incorporation be amended to eliminate the classified Board of Directors. In order to declassify the Board of Directors, the Proposing Shareholders propose that the shareholders vote to approve and adopt the following resolution:

         "RESOLVED, that the shareholders hereby amend Article VI, Section A of the Articles of Incorporation by deleting the third, fourth and fifth sentences thereof."

         The sentences to be deleted read as follows:

                  The Board shall be divided into three classes, Class I, Class II and Class III with the directors of each class to be elected for a staggered term of three years an to serve until their successors are duly elected and qualified or until their earlier resignation, death or removal form office. The number of directors elected to each class shall be as nearly equal in number as possible. The Board shall apportion any increase or decrease in the number of directorships among the classes


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                  so as to make the number of directors in each class as nearly equal as possible.

         The Company's Board of Directors currently is divided into three classes of two directors each. Two directors are elected annually for a period of three years at each annual meeting of shareholders to serve until their successors are duly elected and qualified. Removing the classified Board would enable the Company's shareholders to elect annually all members of the Board to serve one-year terms. Under the Company's current system, three annual meetings are required to remove all of the Company's existing directors.

PROPOSAL THREE - AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO ALLOW SHAREHOLDERS TO FILL VACANCIES IN THE BOARD

         The Proposing Shareholders propose that the Company's Articles of Incorporation be amended to provide that vacancies in the Board can be filled by the Company's shareholders. To permit shareholders to fill vacancies in the Board, the Proposing Shareholders propose that the shareholders vote to approve and adopt the following resolution:

         "RESOLVED, that Article VI, Section B of the Company's Articles of Incorporation be amended to read in its entirety as follows:

                  B. DIRECTOR VACANCIES. Whenever any vacancy on the Board shall occur due to death, resignation, retirement, disqualification, removal, increase in the number of directors or otherwise, a majority of the directors in office, although less than a quorum of the entire Board, or the shareholders may fill the vacancy or vacancies for the balance of the unexpired term or terms, at which time a successor or successors shall be duly elected by the shareholders."

         The current Articles of Incorporation provide that vacancies on the Board of Directors may be filled only by the directors then in office. The Articles of Incorporation specifically prevent the Company's shareholders from filling vacancies on the Board. The proposed amendment would allow shareholders to elect the persons to fill the vacancies on the Board of Directors which would be created by the Proposing Shareholders' proposals to increase the size of the Board of Directors, as well as the vacancies that would be created by the proposal described below to remove all existing directors.

PROPOSAL FOUR - REMOVAL OF DIRECTORS

         The Proposing Stockholders are asking the stockholders to remove all members of H.T.E.'s Board of Directors as of the date of the Annual Meeting. The Proposing Shareholders propose that the following resolution be approved and adopted:

         "RESOLVED, that each current member of the Board of Directors of the Company (other than those elected at the Annual Meeting of shareholders) is hereby removed


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         and the office of each member of the Board of Directors is hereby declared vacant."

         This proposal, if adopted, would enable the shareholders to elect persons to fill each seat on the Board. H.T.E.'s Board of Directors currently consists of O. F. Ramos and Edward A. Moses, whose terms expire in 2000; Raymond Ambrose and L. A. Gornto, Jr., whose terms expire in 2001; and Bernard B. Markey, whose term expires in 2002.

PROPOSAL FIVE - ELECTION OF TYLER'S NOMINEES FOR DIRECTOR

         The Proposing Shareholders are asking the shareholders to elect nine persons to fill the vacant directorships proposed to be created by Proposals One and Four, above. The Proposing Shareholders' nominees for the office of director are as follows, in each case to serve until the next annual meeting of shareholders:

         LOUIS A. WATERS, age 61, has served as Chairman of the Board of Tyler Technologies, Inc. ("Tyler") since October 1997 after being appointed director of Tyler in August 1997. Mr. Waters is a member of the Executive Committee, the Audit Committee, and the Compensation Committee of the Tyler Board. Mr. Waters was the founding Chairman of the Board and Chief Executive Officer of Browning-Ferris Industries, Inc. ("BFI"). He recently directed BFI's international activities, serving as Chairman and Chief Executive Officer of BFI International, Inc. from 1991 to March 1997, at which time he retired from full-time employment with BFI. From 1988 to March 1997, Mr. Waters was Chairman of the BFI Finance Committee, and from 1980 through 1988, he was Chairman of the BFI Executive Committee. Mr. Waters also served as Chairman of the Board and Chief Executive Officer of BFI from 1969 through 1980. Mr. Waters is also a director of Team, Inc., which is a public company providing industrial repair services including leak repair, hot tapping, emissions control, concrete repair and energy management services.

         WILLIAM D. OATES, age 58, has been Chairman of the Executive Committee of Tyler since December 1998, and a director of Tyler since February 1998. He has been Chairman of the Board of Business Resources Corporation ("BRC") since its inception in 1993 and President of BRC from 1993 until September 1998 and from December 1998 until the present. From 1987 through 1994, Mr. Oates acquired or formed and served as President or a principal executive officer of American Title Company of Dallas, Austin Title Company, Commercial Abstract and Title Company, and other title insurance agencies in Texas, as well as a title insurance underwriting company. Mr. Oates held these companies through American Title Company of Dallas, of which he was the principal owner and President until his sale of the company in November 1994. Mr. Oates was appointed director of Tyler in February 1998 following Tyler's acquisition of BRC and is Chairman of the Executive Committee of the Tyler Board.

         JOHN M. YEAMAN, age 58, is President and Chief Executive Officer of Tyler, a position he has held since December 1998. Mr. Yeaman was appointed to the Tyler Board in February 1999. From September 1998 until December 1998, Mr. Yeaman served as President and Chief Executive Officer of Business Resources Corporation ("BRC"), a subsidiary of Tyler. Mr. Yeaman had previously been employed by Electronic Data Systems Corporation ("EDS"), where he served as the director of a worldwide Strategic Support Unit managing $2 billion in real estate assets. Prior to that position, Mr. Yeaman had been associated with EDS as a service provider since 1980. Mr. Yeaman


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began his career with Eastman Kodak Company. Mr. Yeaman also serves on the Board of Directors of Eagle National Bank in Dallas.

         JOHN D. WOOLF, age 55, has been the Senior Vice President - Administration for Tyler since December 1999. From 1994 to present, Mr. Woolf has been the Executive Vice President and Chief Financial Officer of BRC. From 1987 through 1994, Mr. Woolf served as a director and Executive Vice President and Chief Financial Officer of American Title. Prior to that time, Mr. Woolf served as Vice President-Finance and Treasurer of Records of American Title, working with Mr. Oates in negotiating and consummating multiple acquisitions and mergers from 1984 through 1986. Mr. Woolf has also held finance and accounting positions with Tyler, including serving as Controller of Atlas Powder Company, a former subsidiary of Tyler, from 1977 through 1979.

         THEODORE L. BATHURST, age 50, has been the Vice President and Chief Financial Officer of Tyler since October 1998. Mr. Bathurst was previously an audit partner in the Dallas office of KPMG Peat Marwick LLP for more than five years, where he served as engagement partner on the accounts of a wide variety of information technology, communications, and high technology companies. Mr. Bathurst was also designated by KPMG as a SEC partner responsible for the review of filings made by public companies with the SEC. Mr. Bathurst, a certified public accountant, serves as a board member of both the Dallas Chapter and the Texas Society of CPAs.

         BRIAN K. MILLER, age 41, has been Vice President-Finance and Treasurer of Tyler since December 1997. From June 1986 through December 1997, Mr. Miller held various senior financial management positions at Metro Airlines, Inc. ("Metro"), a regional airline holding company. Mr. Miller was Chief Financial Officer of Metro from May 1991 to December 1997 and also held the office of President of Metro from January 1993 to December 1997. From March 1994 to November 1995, Mr. Miller also held the position of Vice President and Chief Financial Officer of Lone Star Airlines, a regional airline. Mr. Miller is a certified public accountant.

         H. LYNN MOORE, JR., age 32, has served as Corporate Counsel of Tyler since September 1998. Prior to joining Tyler, Mr. Moore was an attorney with the Dallas office of Hughes & Luce for more than five years.

         JOHN S. MARR, JR., age 39, has served as President of Process, Incorporated d/b/a MUNIS, a subsidiary of Tyler since April 1999, for more than five years.

         RONALD E. GOODROW, age 48, has served as Southern Operations Manager of MUNIS since August 1999. Prior to joining MUNIS, Mr. Goodrow was with HTE, Inc. from 1988 and most recently served as its Vice President-Operations. From 1987 to 1988, he was employed by GCC Beverage Corporation, where he was Vice President of Information Systems. From 1980 to 1987, he was Vice President of Dynamic Control Corporation (Baxter Travenol), a healthcare company.

SECURITY OWNERSHIP OF THE PROPOSING SHAREHOLDERS

         Tyler beneficially owns 5,618,952 shares of H.T.E. Common Stock. Sam Bain beneficially owns 20,000 shares of H.T.E. Common Stock. To the best of our knowledge, none of the Proposing Shareholders' nominees or any associate or immediate family member of such nominees beneficially owns any shares of H.T.E. Common Stock.

         None of our nominees for director, or any associate or immediate family member of any of the foregoing persons is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of H.T.E. To the best of our knowledge, none of our nominees for director, or any associate or immediate family member of any of the foregoing persons has been convicted in a criminal proceeding.

         We have agreed to indemnify each of our nominees against all liabilities, including liabilities under the federal securities laws, in connection with this proxy statement and such person's involvement in the operation of H.T.E. and to reimburse such nominees for their related out-of-pocket expenses.